

March 23, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (302) 791-5609

Martin F. Egan
Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

Re: The Bancorp, Inc.
   Form 10-K for the period ended December 31, 2007
   Form 10-Q for the quarters Ended March 31, 2008, June 30, 2008 and September
   30, 2008
   Form 8-K filed March 18, 2009
   File No. 0-51018

Dear Mr. Egan:

   Based on our review of Item 2.02 and Exhibit 99.1 of your Form 8-K filed March 18, 2009, we have the following additional comments on the above-referenced filings.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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<u>Form 8-K Filed March 18, 2009</u>

1.   We note your fourth quarter goodwill impairment charge was driven by the decline in enterprise value caused by your reduced common stock price. Please tell us how you considered the decline in enterprise value below book value when determining no impairment test was necessary for previous quarterly periods in 2008. Refer to paragraph 28 of SFAS 142.

2.   We note you took an after-tax charge of $5.7 million for impairment of two investment securities. Please provide us with the following additional information concerning these securities:

- provide us with a table detailing the following information for the impaired securities: nature of the investments (US Government agency securities, mortgage-backed securities or other securities), book value, fair value and unrealized gain/loss as of 12/31/08 and 12/31/07 and each of the quarterly periods in 2008 (9/30/08, 6/30/08, 3/31/08).
- provide us a full detailed analysis of these securities' impairment as of each quarterly period in 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you relied upon to support management's determination that there was no other than temporary impairment for these specific securities; and
- tell us why you did not disclose in your Form 8-K filed on January 30, 2009 that the company's year-end valuations with respect to investment securities were not final.

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        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Dave Irving, Reviewing Accountant, at (202) 551-3321 or me at (202) 551-3474 if you have questions.

                                        Sincerely,

                                        Sharon M. Blume
                                        Assistant Chief Accountant